UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
 SECURITIES EXCHANGE ACT OF 1934

For the Month of June, 2011

Commission File Number 001-33085

RRsat Global Communications Network Ltd.
(Translation of registrant’s name into English)

D.N. Shikmim
Reem 79813, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_

RRsat Global Communications Network Ltd.

1. At the annual general meeting of the shareholders of the Registrant held on June 28, 2011, the Registrant's shareholders:

(i)	elected Dr. Shlomo Shamir, David Rivel, Amit Ben-Yehuda, Dan Levinson, Ron Oren, Gilad Ramot and Guy Vaadia as directors until the Registrant's 2012 annual general meeting;

(ii)	approved the reappointment and compensation of an observer to the Registrant's Board of Directors;

(iii)	approved changes to the compensation of the Registrant's Vice President – Sales & Marketing;

(iv)	approved an amendment to the Registrant's 2006 Israel Equity Incentive Plan;

(v)	approved the execution and delivery of a Chairman Services Agreement and the grant of options to the Chairman of the Registrant's Board of Directors;

(vi)	approved an increase to the coverage of the Registrant's directors and officers' (D&O) liability insurance policy;

(vii)	approved an extension to the term of the Registrant's Management Services Agreement with its principal shareholders; and

(viii)	ratified the appointment and compensation of the Registrant's independent public accountants.

2.  On June 28, 2011, the Registrant issued a press release "RRsat Expands Sports Coverage Over North America with FIGHT NOW! TV".  A copy of the press release is attached as Exhibit 99.1 to this report and is incorporated herein by reference.

Exhibit

Exhibit 99.1.	Press release of the Registrant, dated June 28, 2011, "RRsat Expands Sports Coverage Over North America with FIGHT NOW! TV".

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RRSAT GLOBAL COMMUNICATIONS NETWORK LTD.

By:	/S/ DAVID ABER
Name:	David Aber
Title:	Chief Financial Officer and Secretary

Date: June 28, 2011

Exhibit Index

Exhibit 99.1.	Press release of the Registrant, dated June 28, 2011, "RRsat Expands Sports Coverage Over North America with FIGHT NOW! TV".